NEWS RELEASE

SHAW DECLARES DIVIDEND PAYABLE ON PREFERRED SHARES

Calgary, Alberta (June 29, 2016) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared dividends for the three-month period ended September 30, 2016 of $0.17444 per Cumulative Redeemable Rate Reset Class 2 Preferred Share, Series A (“Series A Share”) and $0.15869 per Cumulative Redeemable Floating Rate Class 2 Preferred Share, Series B (“Series B Share”), payable on September 30, 2016 to holders of record at the close of business on September 15, 2016.

The Series A Shares and Series B Shares are listed on the Toronto Stock Exchange under the respective ticker symbols SJR.PR.A. and SJR.PR.B.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shareholders will not be entitled to receive this dividend unless they are holders of record on the record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.

Shaw is a leading pure-play connectivity provider. Shaw serves consumers with broadband Internet, WiFi, video, digital phone and, through WIND Mobile, wireless services. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca